MAG SILVER CORP.
(the “Company”)

SPECIAL MEETING OF SHAREHOLDERS
January 18, 2008
REPORT OF VOTING RESULTS

National Instrument 51-102 Continuous Disclosure Obligations
Section 11.3

Pursuant to section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations, this report briefly describes the matters voted upon and the outcome of the votes at the special meeting of the shareholders of MAG Silver Corp. held on January 18, 2008 in Vancouver, British Columbia.

MATTERS VOTED UPON		OUTCOME

1.	To approve the Shareholder Rights Plan of the Company as more particularly described in the related Information Circular.	Carried 75.1% For 24.9% Against